ROMULUS CORP.

Erbenova 15, Prague, Czech Republic 15000

Tel. +420228880393

May 1, 2014

Ms. Ada D. Sarmento,

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:       Romulus Corp.

            Amendment No. 1 to

Registration Statement on Form S-1

Filed April 17, 2014

File No. 333-194070

Dear Ms. Ada Sarmento:

Romulus Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 2 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated April 25, 2014 (the "Comment Letter"), with reference to the Company's Amendment No 1 to registration statement on Form S-1 filed with the Commission on April 17, 2014.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Prospectus Summary, page 5

1. We note your response to prior comment 8; however, the change was not made in the amendment. We therefore reissue our previous comment in its entirety. Please revise to disclose (a) the implied aggregate price of your common stock based on the offering price of $0.01 and (b) your total stockholders’ equity (deficit) as of the most recent balance sheet date.

Our Response: We have disclosed the implied aggregate price of our common stock based on the offering price of $0.01 and our total stockholders’ equity (deficit) as of the most recent balance sheet date in the Prospectus Summary section (last two sentences in the first paragraph).

Use of Proceeds, page 14

2. We note your response to our prior comment 11. The sales contract for your boxing machines indicates that you must place a minimum order of 3 machines, and each machine costs $3500. Therefore, it appears that you would be unable to purchase any boxing machines under the $20,000 proceeds scenario. Please revise here and in the Plan of Operation or advise.

Our Response: We have revised the Use of Proceed and the Plan of Operation sections that we would be unable to purchase any boxing machines under the $20,000 proceeds scenario.

3. Further, it does not appear that you would be able to purchase the number of boxing machines indicated under the $40,000 and $60,000 proceeds scenarios either. Please revise here and in the Plan of Operation and Liquidity and Capital Resources sections or advise.

Our Response: Because the price of the one boxing machine is $3,500, we will be able to purchase five boxing machines under the $40,000 scenario and eight under the $60,000 scenario.

Management’s Discussion and Analysis, page 17

4. Please update your cash balance as of the most recent practicable date throughout the prospectus and do so with each amendment.

Our Response: We have updated our cash balance as of the most recent practicable date throughout the prospectus and will do so with each amendment.

5. We note your disclosure here that Mr. Rusakov advanced the company $306 yet you state elsewhere in the prospectus that Mr. Rusakov has advanced $4,306. Please revise.

Our Response: We have revised this section that Mr. Rusakov advanced the company $4,306.

Directors, Executive Officers, page 26

6. We note your response to our prior comment 20 but do not find it responsive. Please revise to briefly discuss Mr. Rusakov’s specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director in light of your business and structure. Refer to Item 401(e)(1) of Regulation S-K.

Our Response: We have revised to briefly discuss Mr. Rusakov’s specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director in light of our business and structure.

Exhibit 99.1

7. Please revise the penultimate paragraph on page 1 of the investor confirmation to reference the resale restrictions imposed on holders of shares of shell companies and refer the investor to the prospectus for further information.

Our Response: We have revised the penultimate paragraph on page 1 of the investor confirmation to reference the resale restrictions imposed on holders of shares of shell companies and refer the investor to the prospectus for further information.

Please direct any further comments or questions you may have to the company at romuluscorp@gmail.com.

Thank you.

Sincerely,

/S/ Artem Rusakov

Artem Rusakov, President

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